UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Press Releases

On April 4, 2024, Hub Cyber Security Ltd. (the “Company”) issued a press release titled “HUB Cyber Security Acquires QPoint Technologies, Advancing its Plans for a Secured Data Fabric Ecosystem” regarding the Company’s acquisition of QPoint Technologies Ltd. (“Qpoint”). A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On April 5, 2024, the Company issued a press release titled “HUB Cyber Security Secures $8 Million in Financing to Accelerate Growth and Strengthen Financial Position” regarding an $8 million financing transaction (the “Financing Transaction”). A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

Financing Transaction

The Financing Transaction was structured as a sale to an accredited investor (the “Investor”), in an unregistered private transaction, of notes (the “Notes”) with an aggregate principal amount of $8,000,000, and warrants (the “Warrants”) pursuant to a Securities Purchase Agreement entered into with the Investor (the “Purchase Agreement” and together with the Notes and the Warrants, the “Transaction Documents”). The Company’s acquisition of QPoint was partially funded by proceeds the Company received pursuant to the Purchase Agreement.

The loan amount under the Notes is repayable by the Company on the earlier of (i) June 12, 2024, or (ii) five (5) business days following the closing of a financing in the Company of at least US$25,000,000. The principal amount under the Notes carries a variable interest rate based on the date of repayment as follows: (i) for the principal amount repaid on or prior to May 12, 2024, seven percent (7%), (ii) for the principal amount repaid following May 12, 2024 and on or prior to June 12, 2024, a rate between 7% and 8.5% of such principal amount computed by adding to 7% the result obtained by multiplying 1.5 by the quotient of the number of days elapsed in such period until (and including) the repayment date divided by the number of days in such period, and (iii) for the principal amount repaid following June 12, 2024, 8.5% of such principal amount plus fifteen percent (15.0%) per annum, on the basis of the actual number of days elapsed commencing from the date following June 12, 2024 and ending on the repayment date.

If the Notes are not repaid prior to the June 12, 2024 maturity date, the Investor may convert any portion of the outstanding loan amount into ordinary share, no par value per share, of the Company (the “Ordinary Shares”) at a rate equal to the arithmetic average of the closing price of the Ordinary Shares in the five (5) trading days prior to the date of conversion, provided that such conversion rate shall not be lower than $0.90. The loan amount is secured by a pledge on the shares of the Qpoint group. Additionally, for so long as the loan amount under the Notes is outstanding, the Company has undertaken to cause the Qpoint group to adopt a dividend policy and designate dividend proceeds for the repayment of the loan amount.

The Warrants issued under the Purchase Agreement are exercisable as follows: (i) Warrants exercisable into 4,444,444 Ordinary Shares are exercisable for an exercise price equal to $0.90 per share until March 12, 2027 and (ii) Warrants exercisable into 4,000,000 Ordinary Shares are exercisable for an exercise price equal to $1.00 per share until April 3, 2027.

The conversion of the Notes and the exercise of the Warrants will be limited to the extent that, upon the conversion or exercise, the Investor and its affiliates would in aggregate beneficially own more than 4.99% of the Ordinary Shares.

The foregoing is a summary description of certain terms of the Transaction Documents and, by its nature, is not comprehensive. The Transaction Documents contain customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions of the Transaction Documents and in the context of the specific relationship between the parties thereto.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: April 5, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated April 4, 2024.
99.2	Press Release, dated April 5, 2024.

3